Exhibit 99.1

MEDIA RELEASE

Besra releases preliminary Stage 1 Feasibility Study
findings for Bau Gold Project in East Malaysia

Initial production of 120,000 oz per year planned from late 2015

Toronto, 5 December 2013: Besra (TSX:BEZ) (ASX:BEZ) (OTCQX:BSRAF) (Frankfurt:OP6) today released preliminary results from the feasibility study for Stage 1 of its Bau project in Sarawak, East Malaysia.  The feasibility study specifically covers the proposed open pit development at Jugan Hill towards the northeastern end of the Bau Central gold trend.

Stage 1 (Jugan Hill) project highlights
•	Indicative current reserves
•	Jugan Hill: 2.44 Mt @ 1.47 g/t Au (Proven – 162,800 oz), 6.48 Mt @ 1.61 g/t Au (Probable – 334,600 oz)
•	Young’s Hill: 1.01 Mt @ 3.13 g/t Au (Probable – 101,500 oz)
•	8,000 tpd ore processing rate
•	Total production ≈ 460,000 oz
•	Crush, grind, float on-site
•	Export concentrate (trucking & shipping)
•	Initial CAPEX US$92 m
•	Sustaining CAPEX US$16.2 m
•	Initial mine life (Stage 1) ≈ 4 years
•	Additional unexplored resource potential along-strike and higher-grade potential down-dip

Preliminary economic indicators (subject to change pending off-take commercial agreement)
•	Pre-tax NPV8 = US$50-111 m
•	Pre-tax IRR = 24-42%
•	Pre-tax NPV8 from operations = US$150-213 m
•	Operating Pre-tax free cash flow from operations = US$195-273 m
•	All-in cost = US$1,010/oz
•	Above calculated with gold price range of US$1,225-1,400/oz

Besra CEO, John Seton, said, “The release of the Stage 1 feasibility study will be a significant step forward in Besra’s corporate development.  Having already brought two gold mines into production in Vietnam, one of the toughest mining jurisdictions in the world, we now turn our attention to East Malaysia where we have established an economic justification and the technical feasibility of bringing the multi-deposit Bau property into first stage production.

“The initial four year mine life will be extended as nearby deposits are developed utilizing existing plant and infrastructure, and having the effect of further improving the project economics. A Stage 2 pre-feasibility study has already commenced incorporating southwesterly extensions of the Jugan Hill deposit and adjacent deposits.

MEDIA RELEASE

Stage 2 is expected to extend the mine life to 12 years, increase total production to more than 1 m oz and should at least replicate or exceed the financial returns of Stage 1.”

Bau is a historic goldfield dating back to the mid 1800’s. Past gold production, mostly from multiple shallow pits, is estimated at 3 million ounces. The goldfield still remains largely unexplored using modern techniques. Since 2006, Besra has been consolidating mining tenure over approximately 350 sq km of the most prospective parts of the goldfield and is now systematically exploring multiple gold deposits and prospective zones. Current JORC/NI 43-101 resources stand at 21,285,300 tonnes @ 1.64 g/t Au for 1,124,900 ounces (measured + indicated) and 50,206,400 tonnes @ 1.35 g/t Au for 2,181,600 ounces (inferred). These resources reflect a low discovery cost of US$6.00 per ounce.

Seton said, “Bau exploration remains at relatively early stage, with multiple deposits at various stages of exploration development and many prospective zones as yet entirely unexplored. Geological potential for substantially higher-grade mineralisation has also been identified at depth. The exploration success rate suggests that continued exploration has the potential to progressively expand resources and reserves over decades to come; with the potential to establish Bau as one of the major goldfields of Asia.”

After considering numerous different process routes, the Stage 1 (Jugan Hill) feasibility study identified an optimum process (crush, grind and float) to produce a gold-rich concentrate that initially will be shipped for smelting and refining.  As a result, significant savings will be made on capital costs and financing of the development should be attainable on more attractive terms. Besra is in discussions with Asian companies for a smelter off-take agreement, several of which have tested and confirmed their ability to process the concentrate. An indicative offer has already been received from one of the four smelters with more expected in the coming weeks. The completed Stage 1 feasibility study is intended to be released once suitable commercial terms for concentrate sales have been finalised, with pre-feasibility on Stage 2 to follow thereafter.

MEDIA RELEASE

Discussions are currently in progress to fund Besra’s share of the equity to finance the project through a sale of a minority interest in the Bau Project. This will ensure shareholders are not subject to unreasonable dilution as a result of the current undervalued share price. Besra also expects to shortly complete an interim convertible note raising as part of that overall financing strategy.

Once in production, the Bau project is estimated to be the 13th largest gold producing property in Asia (ranked according to JORC/NI43-101 resources).  Besra expects the property will ultimately assume a more prominent position as exploration continues to convert large-scale geological potential into resources.

Seton said, “The Bau project has presented no fatal flaws. East Malaysia provides an encouraging environment for mining and foreign investment with a 0% gold royalty and 24% corporate income tax rate.  Additionally, the Bau project is located 40 km via good roads from a deep water port in the Sarawak state capital of Kuching, and within 30 km of Kuching International Airport. High quality infrastructure and services already exist and there is a supportive and skilled English speaking workforce with good education levels and significant mining or quarrying experience.”
… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015.

MEDIA RELEASE

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Technical Information
The technical information in this press release has been prepared under the supervision of Mr Graeme Fulton who is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), a “Competent Person”, as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr Fulton is a full-time consultant to the Company and is not “independent” within the meaning of National Instrument 43-101. Mr Fulton consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

For Further Information
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com